# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☑ This Form C-AR is being submitted under the temporary final rules in response to the COVID-19 Pandemic. Company was unable to prepare its report and accompanying financials due to its business interruptions during the months of March-May.
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Bounty0x Inc.

*Legal status of issuer*

    *Form*
    Corporation

    *Jurisdiction of Incorporation/Organization*
    Delaware

    *Date of organization*
    January 30, 2019

*Physical address of issuer*
86 Fleet Place # 18d Brooklyn NY 11201

*Website of issuer*
https://bounty0x.io/

*Current number of employees*
The Company currently has 0 employees.

|  | **Most recent fiscal year-end December 31, 2019** | **Prior fiscal year-end December 31, 2018** |
|---|---|---|
| **Total Assets** | $67,869 | $0.00 |
| **Cash & Cash Equivalents** | $67,869 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$244.00 | $0.00 |

**June 9, 2020**

**FORM C-AR**

**Bounty0x Inc.**



**Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Bounty0x Inc. a Delaware Corporation (the "***Company***," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors of Securities are sometimes referred to herein as "Investors." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision,**

investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://bounty0x.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 9, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO

CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY

### Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

**Table of Contents**

**ONGOING REPORTING**
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at: https://bounty0x.io/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Bounty0x Inc. (the "*Company*") is a Delaware Corporation, formed on January 30, 2019.

The Company is located at 86 Fleet Place # 18d Brooklyn NY 11201 and its website is https://bounty0x.io/.

The Company primarily conducts business in/from the State of New York.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

THE COMPANY HAS LIMITED OPERATIONS. IT OWNS 50% OF BOUNTY0X LTD., A CAYMAN LIMITED COMPANY ("*BOUNTY0X*"), AND THEREFORE HOLDS THE VOTING RIGHTS AND A RIGHT TO SHARE IN 50% OF THE PROFITS OF BOUNTY0X.

Bounty0x is a global decentralized bounty management platform and marketplace, enabling crypto companies to engage users in contests, competitions, tasks, and rewards programs in exchange for tokens.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company and its subsidiary Bounty0x are still in an early phase and just beginning to implement their business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company and Bounty0x may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.*
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

*Cryptocurrency Risks*

10

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company and Bounty0x are subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing. Additionally, because the Company has operations in the state of New York, the Company may be required to seek and obtain a Business License of Virtual Currency Activities ("BitLicense") issued by the New York State Department of Financial Services. Obtaining a BitLicense may pose a significant financial burden on the Company or limit the Company's ability to operate in the state.

### Cryptocurrency Risks
Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company and Bounty0x are subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

### Indirect Interest
The Company does not have any operations. It holds a 50% equity interest in Bounty0x. The Company's value is directly tied to the value of Bounty0x. By purchasing interest in the Company, you have no direct interest in the operating company, Bounty0x. You only have an indirect interest through the Company.

### International Risks
Bounty0x is registered under Cayman Islands law, and international law will have an impact on your investment including regarding the governance of Bounty0x, tax, and other regulatory requirements. You should take steps, including consulting with experienced advisers, to understand the risks of acquiring an interest in the Company.

### Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

**BUSINESS**

**Description of the Business**
The Company was formed to acquire and hold an equity interest of 50% in Bounty0x. Bounty0x is a global online cryptocurrency bounty hunting network. Bounty0x streamlines the bounty hunting gig economy by allowing hunters, hosts and sheriffs to find and post bounties, complete tasks, and earn or distribute cryptocurrency and rewards. Bounty0x launched it's first product in November 2017, a global decentralized bounty management platform and marketplace, enabling crypto companies to engage users in tasks like creating videos, writing articles, and posting content to social media in exchange for tokens.
Bounty0x is developing a second product, an influencer marketing platform. The influencer marketing product is designed to enable brands and marketing agencies to search, hire, manage and pay high quality influencers in exchange for influencers creating direct sponsored content and posting it on social media. The product gives brands the tools needed to run influencer marketing campaigns at scale including the ability to create campaigns, search and invite influencers to join, manage influencers, track campaign ROI, and send payments. The influencer marketing platform will support the largest influencer database with over 30m+ up and coming micro influencers, a mobile app, advanced search utilizing Deep Learning and AI to scan billions of social media posts to help brands find the perfect influencer for their influencer marketing campaign.

**History of the Business**
The Company was formed in January 2019 by Angelo Adam, Deniz Dalkilic and Pascal Thellmann. Bounty0x was formed September 21, 2017 by Angelo Adam, Deniz Dalkilic, and Pascal Thellmann.

**Bounty0x's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| *Bounty0x Business Growth Platform* | *Bounty0x offers a suite of services for businesses seeking to grow and engage their communities through contests, competitions, and rewards programs.* | *Companies and social media influencers seeking to grow their customer/userbases by holding contests and competitions, and engaging freelancers.* |
| *Bounty0x Influencer Marketing Platform* | *The influencer marketing product will enable brands to search, hire, track, and pay social media influencers for branded sponsored content.* | *Companies and social media influencers* |

**Competition**

There are other online business growth platforms operating in the same space as Bounty0x. Key competitors in the Business Growth Platform include Gleam.io, viralsweeps, howdoo, bounties.network, and gitcoin.io. Key competitors in the Influencer Marketing Platform include AspireIQ, Famebit, Fanbytes, Hypeauditor, Ifluenz, Izea, OpenInfluence, Popularpays, Scrunch, and Upfluence.

**Supply Chain and Customer Base**

Bounty0x's customer base is comprised of companies and social media influencers who want to grow their customer and/or user base through contests, competitions, and freelancer engagement.

**Intellectual Property**

The Company has no intellectual property. Bounty0x owns the Bounty0x.io code base and domain name.

**Governmental/Regulatory Approval and Compliance**

The Company is not subject to any unique regulatory requirements. Bounty0x is not subject to unique regulatory requirements. The Company is registered in and subject to the jurisdiction in Delaware United States. Bounty0x is registered in and subject to the jurisdiction of the Cayman Islands.

**Litigation**

There are no existing legal suits pending, or to the Company's or Bounty0x's knowledge, threatened, against the Company or Bounty0x.

**Other**

Because this Form C focuses primarily on information concerning the Company and Bounty0x rather than the industry in which the Company or Bounty0x operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors and Officers**
The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

## Angelo Adam – Director & CEO

| Positions and Offices held with the Company | Principal Occupation and Employment During the last 3 years |
|---|---|
| CEO, January 2019 – present | ● CEO, Bounty0x, Jan 2018 - present |

|  | ● Advisor, Hilo, Feb 2018 - present<br>● Associate Attorney, Fabiani Cohen & Hall, LLP, Aug 2016 – Jan 2018<br>● Claims Examiner - Country-Wide Insurance Company, July 2015 - July 2016 |
| --- | --- |

*Education*
- J.D., Yeshiva University
- B.A., New York University

# Deniz Dalkilic – Director & CTO

| Positions and Offices held with the Company | Principal Occupation and Employment During the last 3 years |
| --- | --- |
| CTO, January 2019 – present | ● CTO, Bounty0x, Oct 2017 - present<br>● Software Engineer, Thomson Reuters, Apr 2017 – Apr 2018<br>● Software Engineer Lead, Capgemini, Apr 2016 – Apr 2017 |

*Education*
- M.Sc. Computer Software Engineering, City University London
- BSc, Computer Science; Games Technology, City University London

# Pascal Thellmann – Director & CMO

| Positions and Offices held with the Company | Principal Occupation and Employment During the last 3 years |
|---|---|
| CMO, January 2019 – present | <ul><li>CMO, Bounty0x, Jun 2017 - present</li><li>Advisor, PolyGrowth, May 2018 - present</li><li>Founder, CoinDiligent, Apr 2017 - present</li><li>Collaborator, Contelegraph, Jul 2017 – Oct 2018</li><li>Marketing and Content Creator, SocialX Pte. Lt., Jul 2017 – Sep 2017</li><li>(No earlier work experience)</li></ul> |

*Education*

Business Administration and Marketing, Ludwig-Maximilians Universität München

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees, and Bounty0x currently has 3 full-time and 7 part-time employees.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 1,500 |
| **Voting Rights** | One vote per share of Common Stock. |
| **Anti-Dilution Rights** | Shareholders of Common Stock do have anti-dilution rights and the right of first refusal. |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Crowd SAFE. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 98.6% |

Securities issued pursuant to Regulation CF:

| Type of security | Republic Crowd safe SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Amount outstanding/Face Value** | $67,868 |
| **Shares Required Upon Conversion** | 20 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may offer more SAFEs in the future which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.4% |

The Company does not have any debt outstanding.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Crowd SAFE | $67,868 | 67,868 | General Operations | April 19, 2020 | Reg CF |

*Valuation*

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Angelo Adam | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.**

### Operations

The Company will make an investment into Bounty0x and the Company will have rights to profits generated by Bounty0x.

Bounty0x does not expect to achieve profitability in the next 6-12 months and intends to focus on the following goals/milestones:

- Launch a second product, which will enable companies and social influencers to engage their community with viral contests, giveaways, and competitions and reward users who participate with discounts, trials, memberships and other perks and incentives. Businesses benefit by receiving new followers, increase engagement from existing followers, and drive revenue growth
- Improve and add feature to the Bounty0 current product offering.
- Improve and add features to Bounty0x's current product offering including platform re-design, templated bounties, mobile application, additional third-party integrations and refinements.
- Grow Bounty0x's user-base to 100,000 registered users.

### Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

### Capital Expenditures and Other Obligations

The Company does not intend to make any other material capital expenditures in the future.

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company and Bounty0x intend to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company and Bounty0x of any delays in taking these steps and whether the Company and Bounty0x will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

**Related Person Transactions**
The Company has not conducted any transactions with related persons.

**Conflicts of Interest**
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

## OTHER INFORMATION

**Bad Actor Disclosure**
None.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Angelo Adam
Angelo Adam
CEO, Principal Financial/Accounting Officer
June 9, 2020

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.
The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Angelo Adam
Angelo Adam
Director, CEO, Principal Financial/Accounting Officer
June 9, 2020

/s/Deniz Dalkilic
Deniz Dalkilic
Director, CTO
June 9, 2020

## Instructions.

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A        Financial Statements

**EXHIBIT A**
*Financial Statements*

**BOUNTY0X, INC.**
**BALANCE SHEET**
**FEBRUARY 6, 2019**
_____

## ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash | $ | 67,869 |
| TOTAL CURRENT ASSETS | | 67,869 |
| | | |
| **NON-CURRENT ASSETS** | | |
| TOTAL NON-CURRENT ASSETS | | - |
| TOTAL ASSETS | | 67,869 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---:|
| **NON-CURRENT LIABILITIES** | | |
| TOTAL LIABILITIES | | - |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (1,500 shares authorized; 1,500 issued; $.01 par value) | | 15 |
| Additional Paid in Capital | | 229 |
| Retained Earnings (Deficit) | | (244) |
| TOTAL SHAREHOLDERS' EQUITY | | - |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | - |

**BOUNTY0X, INC.**
**INCOME STATEMENT**
**FOR THE PERIOD OF JANUARY 30, 2019 (INCEPTION) THROUGH JUNE 8, 2020**

| | | |
|---|---|---|
| **Operating Income** | | |
| Sales | $ | - |
| Cost of Goods Sold | | - |
| **Gross Profit** | | - |
| **Operating Expense** | | |
| Formation Costs | $ | 244 |
| | | 244 |
| **Net Income from Operations** | | (244) |
| **Other Income (Expense)** | | |
| **Net Income** | $ | (244) |

Reviewed- See accompanying notes.

**BOUNTY0X, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE PERIOD OF JANUARY 30, 2019 (INCEPTION) THROUGH JUNE 8, 2020**

_____

| | | |
|---|---|---:|
| Starting Equity | $ | - |
| Issuance of Common Stock | | 244 |
| Retained Earnings | | (244) |
| Ending Equity | $ | - |

**BOUNTY0X, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD OF JANUARY 30, 2019 (INCEPTION) THROUGH JUNE 8, 2020**
_____

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (244) |
| **Net Cash Flows From Operating Activities** | | (244) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Common Stock | | 15 |
| Change in Additional Paid in Capital | | 67,869 |
| **Net Cash Flows From Investing Activities** | | 67,884 |
| | | |
| **Cash at Beginning of Period** | | 67,869 |
| **Net Increase (Decrease) In Cash** | | |
| **Cash at End of Period** | $ | 67,869 |